                                                         Exhibit 12(b)

             OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
      Computation of Ratio of Earnings to Combined Fixed Charges
                and Preferred Stock Dividends (Unaudited)
                              (In millions)

                                                Nine Months Ended
                                                  September 30,
                                                -----------------
                                                1996       1995
                                                ----       ----

Earnings:
Income before taxes                             $208.5     $175.4

Add (deduct):
   Income taxes of 50% owned affiliates            2.5        2.7

   Equity in (earnings) losses of less than
      50% owned affiliates                        (2.0)       2.0

   Dividends received from less than 50%
      owned affiliates                             1.6        0.7

   Interest capitalized, net of amortization      (0.1)      (0.1)

   Fixed charges:
      Interest expense                            30.4       34.5
      Estimated interest factor in rent expense   15.0       13.3
                                                ------     ------

         Total                                  $255.9     $228.5
                                                ======     ======

Fixed Charges:
   Interest expense                             $ 30.4     $ 34.5

   Estimated interest factor in rent expense      15.0       13.3

   Preferred stock dividend requirement            7.2       12.0
                                                ------     ------

        Total                                   $ 52.6     $ 59.8
                                                ======     ======



Ratio of earnings to combined fixed charges
  and preferred stock dividends                    4.9        3.8
                                                   ===        ===